UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 333-268366

ANGKASA-X HOLDINGS CORP.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

British Virgin Island	4899	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification Number)

11-06, Tower A, Ave 3,

Vertical Business Suite,

Jalan Kerinchi Bangsar South, 59200, Kuala Lumpur, Malaysia

(Address of principal executive offices, including zip code)

+(60)3 2242 1288

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The unaudited interim condensed consolidated financial statements for Angkasa-X Holdings Corp. (“Angkasa-X”, “the Company”, “we”, “our” or “us”), for the six months ended June 30, 2025 and 2024, are furnished herewith as Exhibit 99.1 to this Form 6-K.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this current report with respect to the Company’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. The Company cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, including but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the Company with the U.S. Securities and Exchange Commission. Therefore, investors should not place undue reliance on such forward-looking statements. Actual results may differ significantly from those set forth in the forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following “Management’s Discussion and Analysis” in conjunction with the section inclusive of our financial statements and the related notes provided elsewhere in this Form 6-K.

Company Overview

Angkasa-X is a British Virgin Islands (“BVI”) company incorporated on January 22, 2021, and conducts its businesses in Malaysia through its subsidiaries, namely AngkasaX Sdn. Bhd., Mercu Tekun Sdn. Bhd., AngkasaX Global Sdn. Bhd., AXSpace Sdn. Bhd., together with our Variable Interest Entity (“VIE”) company, AngkasaX Innovation Sdn. Bhd. The Company controls and receives the economic benefits of its VIE’s business operations through certain contractual arrangements.

Angkasa-X is a Satellite-as-a-Service (“SaaS”) company that is primarily involved in providing satellite related services through its own satellite constellations, A-SEANLINK and A-SEANSAT, which includes aggregating satellite services (Light Asset-Based Model) according to its customers’ requirements.

Our Satellite-as-a-Service consists of the following:

●	Satellite Internet Connectivity and Communication (“S-Internet”)
●	Satellite Automatic Identification Services (“S-AIS”)
●	Satellite Earth Observation (“S-EO”)
●	Satellite Internet-of-Things (“S-IoT”)
●	Satellite Engineering Professional Courses
●	Satellite Ground Station Turnkey Services
●	Edge Cloud Computing Services
●	Ground Station Facility Hosting Services

Presently, we provide turnkey services, from strategic satellite anchor station solutions, including construction and facility design, and antenna integration to fully deployable, integrated tactical platform solutions through our subsidiary, Mercu Tekun Sdn. Bhd.

Our target customers are from three major categories, namely, governments, telecommunication companies and enterprise customers such as internet service providers, maritime regulators and data center service providers.

In addition, we are collaborating with Universiti of Sains Malaysia to provide professional satellite engineering courses to engineering students and working adults to develop our pipeline of talent in the SpaceTech industry to complement our satellite businesses.

Angkasa-X is a company with a vision of creating a world where connectivity is a basic, affordable necessity for the betterment of mankind through the setting up of two LEO satellite constellations, namely A-SEANLINK and A-SEANSAT Satellite Constellation, with the goal of eradicating poverty and improving living standards in Southeast Asia region, especially for those in remote rural areas.

Angkasa-X mission statements are:

●	To invest in research and development, intellectual property creation, component sourcing, assembly-integration-testing, launching and maintaining state-of-the-art Low Earth Orbit satellites for remote-sensing & internet-connectivity;
●	To provide internet connectivity to rural areas in Southeast Asia where traditional terrestrial fiber networks (4G and 5G) are limited by offering SaaS to telecommunication, broadcasting and data communication companies via our A-SEANLINK Satellite Constellation;

●	To foster collaborations with countries in the Association of Southeast Asian Nations (“ASEAN”) to promote ASEAN-Connectivity via connecting to A-SEANSAT and A-SEANLINK LEO Satellite constellations by offering SaaS and Ground Station Services along the Equator;
●	To form a space, science, and technology ecosystem by setting up an International Space Tech Park in Penang, Malaysia to create job opportunities and attract Foreign Direct Investments in Malaysia; and
●	To rollout social inclusion programs to service rural populations in ASEAN countries along the Equator.

We have been an International Telecommunication Union (“ITU”) member since September 2021. We have received approval for our filing with the Advance Publication Information for the spectrum and frequencies of our proprietary design satellite with ITU. We have also received approval for the licensing of our X-band and S-band radio frequencies. Our application for Network Facilities Providers and Network Service Providers licenses which authorize us to operate the satellite ground station has been approved by the local Malaysia regulator, Malaysian Communications and Multimedia Commission.

We have incurred significant losses since our inception. While we have generated limited revenue to date, we have not yet achieved production level satellite manufacturing, launch and data activities, and it is difficult for us to predict our future operating results.

Our revenue for the six month period ended June 30, 2025 is derived from the provision of design and consultancy services of network topology for satellite transmissions infrastructure and interconnectivity platform and configuration and commissioning services of network equipment and radio transmission platform provided by Mercu Tekun Sdn. Bhd. Additionally, we have generated revenue from the Earth Observation services provided by AngkasaX Sdn. Bhd.

Results of Operations

Comparison of the Six Months Ended June 30, 2025, and June 30, 2024

Revenue

Angkasa-X’s revenue decreased by 25.46% to $40,560 during the six-month period ended June 30, 2025 as compared to $54,413 for the six-month period ended June 30, 2024. The decrease was primarily attributable to lower contributions from services provided to Life Eternity Group Berhad, which were rendered on an upon-request basis. The services provided to Life Eternity Group Berhad contributed 5.63% to the revenue for the six-month period ended June 30, 2025, but had contributed 38.88% to the revenue for the six-month period ended June 30, 2024.

Cost of Revenue

Cost of revenue increased by 511.12% to $11,538 for the six-month period ended June 30, 2025 as compared to $1,888 for the six-month period ended June 30, 2024. The increase was mainly due to higher subcontractor costs associated with a new project with System Gie for the six-month period ended June 30, 2025.

Gross Profit and Gross Profit Margin

Gross profit decreased by 44.75% to $29,022 for the six-month period ended June 30, 2025 as compared to $52,525 for the six-month period ended June 30, 2024. Gross profit margin was 71.55% for the six-month period ended June 30, 2025 and 96.53% for the six-month period ended June 30, 2024. The lower margin was primarily attributable to the new project for System Gie, which contributed a lower margin compared to other projects.

General and Administration Expenses

General and administration expenses increased by 13.43% to $720,395 for the six-month period ended June 30, 2025 as compared to $635,107 for the six-month period ended June 30, 2024. The increase was primarily attributable to one-time legal representation costs associated with our initial public offering and a one-time satellite network filing fee for our A-SEANLINK constellation with the International Telecommunication Union (ITU). These expenses reflect the Company’s continued efforts to strengthen its regulatory and compliance readiness in connection with its planned listing activities and to advance the development of its satellite network infrastructure.

Income Tax Expenses

Income tax expenses for the six-month period ended June 30, 2025 and 2024 were nil due to the losses during those periods.

Liquidity and Capital Resources

As of June 30, 2025 and 2024, we had cash and cash equivalents of $61,889 and $294,635, respectively. We had negative operating cash flows due to operating and development activities. We expect increased levels of operating activities going forward, which will result in more significant cash outflows.

The Company has financed its operations since inception from the sale of ordinary shares, capital contributions from shareholders and cash flows from operations. We expect to continue to finance our operations by selling our ordinary shares and by generating income from the sale of our services.

Cash used in operating activities

For the six-month period ended June 30, 2025 and 2024, net cash used in operating activities were $442,923 and $71,745, respectively. In fiscal year 2025, net cash used in operating activities was mainly the result of net loss as well as foreign exchange loss. In fiscal year 2024, net cash used in operating activities was mainly the result of net loss, increased in depreciation for plant and equipment, foreign exchange loss as well as amount owing to directors.

Cash flows from investing activities

For the six-month period ended June 30, 2025 and 2024, net cash used in investing activities was nil in both periods.

Cash flows from financing activities

For the six-month period ended June 30, 2025 and 2024, net cash generated from financing activities was $454,424 and $316,497, respectively, which was the result of proceeds received from share subscriptions during both periods.

Credit Facilities

We do not have any credit facilities or other access to bank credit.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders as of June 30, 2025.

Going Concern Uncertainties

The accompanying financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

For the years ended June 30, 2025 and 2024 the Company incurred a net loss of $659,110 and $507,109 and had an accumulated losses of $4,904,526 and $4,261,240 for period ended June 30, 2025 and December 31, 2024 respectively. As of June 30, 2025, the Company had shareholders’ deficit of $2,996,565 and negative cash flow from operating activities of $442,923 which raise substantial doubt about the Company’s ability to continue as a going concern within one year of the date that the financial statements are issued.

The Company’s ability to continue as a going concern is dependent upon improving its profitability and the continuing financial support from its shareholders. Management believes the existing shareholders or external financing will provide the additional cash to meet the Company’s obligations as they become due. No assurance can be given that any future financing, if needed, will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, if needed, it may contain undue restrictions on its operations, in the case of debt financing, or cause substantial dilution for its stockholders, in the case of equity financing.

For the avoidance of doubt, the financial statements included herein do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result in the Company not being able to continue as a going concern.

Recent Accounting Pronouncements

Refer to Note 2 in the accompanying financial statements.

Critical Accounting Estimate

Use of estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”). The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience, as appropriate, and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows may be affected.

Revenue recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, as issued by the Financial Accounting Standards Board (“FASB”). ASC 606 provides a five-step model for recognizing revenue, which requires management to exercise judgment in evaluating the terms and conditions of each contract. The five steps are:

(1) Identify the contract(s) or agreement(s) with a customer;

(2) Identify the performance obligations in the contract or agreement;

(3) Determine the transaction price;

(4) Allocate the transaction price to the performance obligations in the contract or agreement; and

(5) Recognize revenue when (or as) each performance obligation is satisfied.

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Under Topic 606, the Company records revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable.

For service contracts, including project management, engineering consultancy, and installation services, the Company identifies each service component as a distinct performance obligation. Revenue is recognized upon completion of the performance obligation, which is typically when the service has been fully rendered, and collectability of the consideration is probable. Revenue and related costs are deferred until the performance obligation is satisfied. Deferred costs are recorded as “Deferred Costs of Revenue,” and payments received in advance of completion are recorded as “Deferred Revenue.”

Management evaluates each contract on an ongoing basis for potential losses and, where applicable, recognizes a liability if total estimated costs are expected to exceed total estimated revenue.

Satellite-as-a-Service

Revenue from Satellite-as-a-Service offerings is recognized at a point in time, when the performance obligation is satisfied. Revenue is recognized when the services have been rendered and the deliverables are transferred to the customer, either electronically or physically, and the customer has accepted the deliverables, and it is probable that the Company will collect the consideration to which it is entitled in exchange for the services provided. Revenue is recorded net of any applicable discounts.

Goodwill

Goodwill is the excess of cost of an acquired entity over the fair value of amounts assigned to assets acquired and liabilities assumed in a business combination. Under the guidance of ASC 350, goodwill is not amortized, rather it is tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. An impairment loss generally would be recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit and would be measured as the excess carrying value of goodwill over the derived fair value of goodwill. The Company’s policy is to perform its annual impairment testing for its reporting units on December 31 of each fiscal year.

Irredeemable convertible preference share classification (“ICPS”)

The Company has issued “ICPS” which is convertible to ordinary shares of another entity with prescribed condition precedent and term and conditions to be met. The Company has made a reasonable assessment in line with ASC480 through estimate and assumption in recognising “ICPS” either as a liability or equity.

In accordance with ASC480 Distinguishing Liabilities from Equity, if the ICPS met the criteria fall under ASC480-10-25-14 it should be classified as a liability.

The estimates used to determine the classification are based on “solely and predominantly” stated in ASC480-10-25-14, the issuer must or may settle:

a) by issuing a variable number of its equity shares at a fixed monetary amount known at inception;

b) variation in something other than the fair value of the issuer’s equity shares; or

c) variation inversely related to changes in the fair value of the issuer’s equity shares shall be classified as a liability.

This determination requires significant assumptions and judgement. In making this judgement, the Board have reviewed accounting policies and estimate determined by the management. The management also evaluated the reasonableness of the significant assumption and judgement used in making the judgement about the classification of the “ICPS.”

The significant assumptions and judgement made is that Company will be issuing fix number of shares to the holder of the “ICPS”, which eventually being scope out of ASC480 and resulting the “ICPS” be classified as equity. Changes in these significant assumptions and judgement could materially affect the financial statement of the Company.

Expected Credit Losses (“ECL”)

The Company estimates and records a provision for its expected credit losses related to its financial instruments, including its trade receivables. Management considers historical collection rates, the current financial status of the Company’s customers, macroeconomic factors, and other industry-specific factors when evaluating current expected credit losses. Forward-looking information is also considered in the evaluation of current expected credit losses. However, because of the short period of time to the expected receipt of accounts receivable, management believes that the carrying value, net of expected losses, approximates fair value and therefore, relies more on historical and current analysis of such financial instruments, including its trade receivables.

To determine the provision for credit losses for accounts receivable, the Company has disaggregated its accounts receivable by class of customer at the business component level, as management determined that the risk profile of the Company’s customers is consistent based on the type and industry in which they operate. Each business component is analyzed for estimated credit losses individually. In doing so, the Company establishes a historical loss matrix, based on the previous collections of accounts receivable by the age of such receivables, and evaluates the current and forecasted financial position of its customers, as available. Further, the Company considers macroeconomic factors and the status of the industry to estimate if there are current expected credit losses within its trade receivables based on the trends of the Company’s expectation of the future status of such economic and industry-specific factors. Also, specific allowance amounts are established based on a review of outstanding invoices to record the appropriate provision for customers that have a higher probability of default.

Critical Accounting Policies

The Company reviews new accounting standards as issued. Management has not identified any other new standards that it believes will have a significant impact on the Company’s consolidated financial statements.

Financial Statements and Exhibits

Exhibits

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements as of and for the six-month periods ended June 30, 2025 and June 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Angkasa-X Holdings Corp.

Date: January 23, 2026	By:	/s/ Dato’ Dr. Kok Wah Seah
	Name:	Dato’ Dr. Kok Wah Seah
	Title:	Chief Executive Officer and Executive Chairman